UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

AMERI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02362F104

(CUSIP Number)

jeffrey E. eberwein

lone star value management, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,333,421
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,333,421
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,333,421*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0%*
14	TYPE OF REPORTING PERSON

PN

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

2

CUSIP No. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,333,421
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,333,421
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,333,421*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0%*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

4

CUSIP No. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,416,729
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,416,729
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,416,729*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.5%*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

5

CUSIP No. 02362F104

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,443,795
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,443,795
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,443,795*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%*#
14	TYPE OF REPORTING PERSON

IN

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

# Includes 27,066 Shares beneficially owned directly by Mr. Eberwein.

6

CUSIP No. 02362F104

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)       Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)        Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest I”);

(iii)       Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I;

(iv)       Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and a certain managed account (the “Lone Star Value Account”); and

(v)       Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Lone Star Value Investors, Lone Star Value Co-Invest I, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)       The principal business of Lone Star Value Investors and Lone Star Value Co-Invest I is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Lone Star Value Account. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management. Mr. Eberwein also serves as Chairman of the Issuer’s Board of Directors.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

7

CUSIP No. 02362F104

(e)       Other than as set forth herein, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Lone Star Value Management and Mr. Eberwein are each subject to a Securities and Exchange Commission (“SEC”) administrative order, dated February 14, 2017 (File No. 3-17847), relating to alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to disclose the members of a stockholder group, and further allegations that Mr. Eberwein violated Section 16(a) of the Exchange Act and the rules promulgated thereunder, including failing to timely file initial statements of beneficial ownership on Form 3 and changes thereto on Form 4. Without admitting or denying any violations, (i) Lone Star Value Management agreed to cease and desist from committing or causing any violations of Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder, and paid a civil penalty of $120,000 to the SEC and (ii) Mr. Eberwein agreed to cease and desist from committing or causing any violations of (x) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and (y) Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, and paid a civil penalty to the SEC in the amount of $90,000.

(f)       Mr. Eberwein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in the Lone Star Value Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the 1,666,755 Shares directly owned by Lone Star Value Investors is approximately $2,150,380, including brokerage commissions. The aggregate purchase price of the 83,308 Shares held in the Lone Star Value Account is approximately $485,866, including brokerage commissions.

On May 13, 2016, Lone Star Value Investors completed an early partial exercise of a warrant issued on May 26, 2015 (as further described in Amendment No. 3 to the Schedule 13D, the “May 2015 Warrant”) for 1,111,111 Shares at a price of $1.80 per Share, for total consideration to the Issuer of $2,000,000. On May 13, 2016, Lone Star Value Investors was also issued a replacement warrant for the remaining Shares under the May 2015 Warrant on the same terms, which gives Lone Star Value Investors the right to purchase up to 1,666,666 Shares at an exercise price equal to $1.80 per Share.  Additionally, on May 13, 2016, the Issuer issued a five-year warrant to Lone Star Value Investors for the purchase of 1,000,000 Shares at a price of $6.00 per Share (the “May 2016 Warrant”), on substantively the same terms as the May 2015 Warrant.

The 27,066 Shares beneficially owned directly by Mr. Eberwein were acquired upon the vesting of restricted stock units granted to Mr. Eberwein in connection with his service as Chairman of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,650,412 Shares outstanding as of May 22, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Amendment No. 2 to Form S-1 filed with the Securities and Exchange Commission on May 30, 2017.

8

CUSIP No. 02362F104

A.	Lone Star Value Investors

(a)	As of the close of business on June 2, 2017, Lone Star Value Investors beneficially owned 4,333,421 Shares, including 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant.

Percentage: Approximately 25.0%

(b)	1. Sole power to vote or direct vote: 4,333,421
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 4,333,421
4.	Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares during the past sixty days.

B.	Lone Star Value Co-Invest I

(a)	As of the close of business on June 2, 2017, Lone Star Value Co-Invest I does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest I has not entered into any transactions in the Shares during the past sixty days.

C.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed the beneficial owner of the 4,333,421 Shares beneficially owned by Lone Star Value Investors.

Percentage: Approximately 25.0%

(b)	1. Sole power to vote or direct vote: 4,333,421
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 4,333,421
4.	Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days.

9

CUSIP No. 02362F104

D.	Lone Star Value Management

(a)	As of the close of business on June 2, 2017, 83,308 Shares were held in the Lone Star Value Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Lone Star Value Account, may be deemed the beneficial owner of the (i) 4,333,421 Shares beneficially owned by Lone Star Value Investors and (ii) 83,308 Shares held in the Lone Star Value Account.

Percentage: Approximately 25.5%

(b)	1. Sole power to vote or direct vote: 4,416,729
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 4,416,729
4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Management on behalf of the Lone Star Value Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)	As of the close of business on June 2, 2017, Mr. Eberwein directly beneficially owned 27,066 Shares. Additionally, Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 4,333,421 Shares beneficially owned by Lone Star Value Investors and (ii) 83,308 Shares held in the Lone Star Value Account.

Percentage: Approximately 25.7%

(b)	1. Sole power to vote or direct vote: 4,443,795
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 4,443,795
4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of the Lone Star Value Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

10

CUSIP No. 02362F104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 31, 2017, Lone Star Value Management, on behalf of Lone Star Value Co-Invest I, entered into a Purchase Trading Plan Agreement (the “Agreement”) with Williams Trading for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

The Agreement allows for the purchase of up to an aggregate of 100,000 Shares by Williams Trading on behalf of Lone Star Value Management. Shares purchased pursuant to the Agreement may only be purchased in accordance with trading requirements adopted by Lone Star Value Management, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 2, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Purchase Trading Plan Agreement between Lone Star Value Management, LLC and Williams Trading, LLC, dated May 31, 2017.
99.2	Joint Filing Agreement, dated June 2, 2017.
11

CUSIP No. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

12

CUSIP No. 02362F104

EXHIBIT A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Acquired/(Disposed)	Price Per Share($)	Date of Transaction

LONE STAR VALUE MANAGEMENT, LLC

(Through the Lone Star Value Account)

Purchase of Common Stock*	170	6.5100	04/17/2017
Purchase of Common Stock*	2	6.5100	04/19/2017
Purchase of Common Stock*	23	6.5100	04/21/2017
Purchase of Common Stock*	5	6.5100	04/28/2017

* Effected in the open market pursuant to a 10b5-1 Purchase Trading Plan.